EXHIBIT 99.1
Media Release

March 29, 2019

TELUS announces debt offering

$1 billion 10-year notes with 3.30 per cent interest rate

Proceeds to be used to repay outstanding indebtedness, including outstanding commercial paper, the reduction of cash amounts outstanding under an arm’s-length securitization trust, and for general corporate purposes

Vancouver, B.C. – TELUS announced today an offering of $1 billion of senior unsecured  Series CY notes with a 10-year maturity. The notes are offered through a syndicate of agents led by CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. Closing of the offering is expected to occur on or about April 3, 2019.

The 3.30 per cent 10-year Series CY notes were priced at $99.175 per $100 principal amount for an effective yield of 3.397 per cent per annum and will mature on May 2, 2029.

The net proceeds of this Offering will be used to repay outstanding indebtedness, including outstanding commercial paper, the reduction of cash amounts outstanding under an arm’s-length securitization trust, and for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated   May 17, 2018 with securities regulatory authorities in each of the provinces of Canada. The notes are not being offered in the United States or to any resident of the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the notes filed with securities regulatory authorities in Canada may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are also available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com.

Forward-Looking Statements
This news release contains statements about future events, including the anticipated closing date of the offering, and the intended use of the net proceeds of the offering that are forward-looking. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2018 Annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS
TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with $14.4 billion of annual revenue and 13.4 million subscriber connections, including 9.2 million wireless subscribers, 1.9 million high-speed Internet subscribers, 1.2 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada's largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

For more information about TELUS, please visit telus.com.

For more information, please contact:

TELUS Investor Relations
Ian McMillan
604-695-4539
ir@TELUS.com

TELUS Media Relations
Francois Gaboury
438-862-5136
Francois.Gaboury@telus.com